

January 6, 2020

James Tivy
Chief Financial Officer
LGL GROUP INC
2525 Shader Road
Orlando, FL 32804

> **Re: LGL GROUP INC**
> **Registration Statement on Form S-3**
> **Filed December 31, 2019**
> **File No. 333-235767**

Dear Mr. Tivy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing